AB 4/14

BD 3/11

SEC
Mail Processing
Section

MAR - 1 2012

Washington, DC
123

S OMMISSION
49

12011480

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ANNUAL AUDITED REPORT
FORM X-17A-5 (H)
PART III

SEC FILE NUMBER
8-65894

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan 1, 2011 AND ENDING Dec 31, 2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quantex Clearing, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Montgomery St
(No. and Street)

Jersey City, New Jersey 07302
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John V Iannone Jr 646-214-5608
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seligson & Giannattasio, LLP
(Name – *if individual, state last, first, middle name*)

723 N. Broadway White Plains NY 10603
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/26

OATH OR AFFIRMATION

I, John V Iannone Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quantex Clearing, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

Kim Flotteron
Notary Public State of NY
Qualified in Richmond County
Comm.# 02FL6181671
My Commission Expires on ~~2/04/2012~~ 2/04/2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SELIGSON
& GIANNATTASIO, LLP
Certified Public Accountants and Consultants
Member of the Center for Audit Quality, AICPA Division for CPA Firms
Registered with the Public Company Accounting Oversight Board

723 N. Broadway
White Plains, NY 10603
Tel: 914.428.5560
Fax: 914.428.6576

INDEPENDENT AUDITORS' REPORT

To the Members
Quantex Clearing LLC

We have audited the accompanying statement of financial condition of Quantex Clearing LLC (the "Company"), as of December 31, 2011, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quantex Clearing LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seligson & Giannattasio, LLP
White Plains, New York
February 27, 2012

QUANTEX CLEARING LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS	
Current assets:	
Cash and cash equivalents	$ 1,782,332
Non marketable securities, at market	44,714
Receivables from broker-dealers and clearing organizations	922,197
Securities borrowed	907,700
Restricted cash	39,854
Other current assets	47,421
Total current assets	$ 3,744,218
LIABILITIES & MEMBERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 351,994
Payable to broker-dealer	29,572
Securities loaned	858,800
Total current liabilities	1,240,366
Commitments and contingencies	
Members' Equity	2,503,852
Total liabilities and members' equity	$ 3,744,218

See notes to financial statements.

QUANTEX CLEARING LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2011

Revenues:		
Stock loan rebates		$ 1,524,520
Stock locate service revenues		680,424
Commission income		667,088
Other		10,145
Total revenue		2,882,177
Expenses:		
Salaries and commission expenses	$ 716,854	
Trading and clearance charges	840,565	
Rebate interest	1,237,296	
Professional fees	99,046	
Data Processing	169,570	
Other general and administrative expenses	395,806	
Total expenses		3,459,137
Net loss		$ (576,960)

See notes to financial statements.

QUANTEX CLEARING LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2011

Members equity, January 1, 2011	$9,805,812
Contributions	2,000,000
Withdrawals	(8,725,000)
Net loss	(576,960)
Members' equity, December 31, 2011	$2,503,852

See notes to financial statements

QUANTEX CLEARING LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (576,960)
Changes in operating assets and liabilities:	
Receivables from broker-dealers and clearing organizations	(239,719)
Securities borrowed	119,483,820
Securities loaned	(120,174,420)
Other current assets	212,073
Reserve deposits	4,131,864
Accounts payable and accrued expenses	281,615
NET CASH FLOWS FROM OPERATING ACTIVITIES	3,118,273
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to members	(8,725,000)
Capital contributions from members	2,000,000
NET CASH FLOWS FROM FINANCING ACTIVITIES	(6,725,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(3,606,727)
Cash and cash equivalents – beginning of period	5,389,059
Cash and cash equivalents – end of period	$ 1,782,332
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS:	
Cash paid for:	
Income taxes	$ --
Interest	$ --

See notes to financial statements.

QUANTEX CLEARING LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 1 - ORGANIZATION

Quantex Clearing LLC (the "Company") is a self-clearing broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc ("FINRA") and Chicago Board Stock Exchange ('CBSX). The Company's principal business model engages in a stock loan/stock borrow matchbook business. During 2011, the company was approved to engage as a clearing broker for one correspondent client with proprietary accounts. The Company was organized as a limited liability company under the laws of the State of Delaware in 2010.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue recognition

Revenues from stock loan rebates are recorded when the rebate has been earned. The Company also records revenues for stock locator services. Revenues for these services are recorded when earned. Clearing fees are recorded when earned. In addition, the Company earns revenues from the licensing of a computer platform. The Company earns licensing fees based upon the number of seats utilized by the customer and records these revenues monthly as earned.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES (continued)

Income taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing re-evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods.

Fair Value Measurements of Investments in Securities

The Company adopted the provisions of ASC Topic 820, "Fair Value Measurements". The pronouncement defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The standard establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Non Marketable Securities

As part of the acquisition of the operations of NYFIX in 2010, the Company acquired 8.20905 shares of DTCC common stock. These shares are reflected as non-marketable securities. Management has determined these values to be Level 2 inputs.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES (continued)

Concentration

Substantially all the cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses on such accounts and does not believe there to be any significant credit risk with respect to these deposits. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 through December 31, 2013. At November 30, 2011, the Company's uninsured cash balances totaled approximately $1,572,186.

During the fiscal year ended December 31, 2011, the Company had customers that accounted for 17%, 12% and 10% of the Company's revenues.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain net capital, as defined, equal to $250,000. At December 31, 2011, the Company had net capital, as defined, of $1,762,979 which was $1,512,979 in excess of its required net capital of $250,000.

NOTE 5 - LEASE COMMITMENTS

The Company leases its premises pursuant to a sublease agreement accounted for as an operating lease. The sublease expires on July 31, 2015. In addition, the Company leases certain of its equipment and software pursuant to an operating lease agreement.

The following is a schedule of future minimum rental payments required under all operating leases:

December 31,	
2012	414,000
2013	414,000
2014	414,000
2015	259,000
Total	$1,501,000

Rent expense for the year ended December 31, 2011 totaled $139,588.

NOTE 6 - INDEMNIFICATIONS

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to the Company.

SUPPLEMENTARY INFORMATION

QUANTEX CLEARING LLC

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

Total members' equity	$2,503,853
Deductions and/or charges:	
Non allowable assets	502,211
Deficits on securities borrowed	238,663
Net capital before haircuts on securities positions	1,762,979
Minimum net capital	250,000
Excess net capital	$1,512,979

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5filing as of December 31, 2011 and filed on January 27, 2012.

QUANTEX CLEARING LLC

Schedule II – Computation of Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2011

Credit Balances	
None	$ --
Debit Balances	
None	--
Excess of total credits over debits	--
Amount held on deposit in reserve bank accounts	--
Amount of deposit or withdrawal	--

There are no material differences between the computation of determination of reserve requirements under Rule 15c3-3 presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5filing as of December 31, 2011 and filed on January 27, 2012.

QUANTEX CLEARING LLC

Schedule II – Computation for Determination of PAIB Reserve Requirements

December 31, 2011

Credit Balances	
Free credit balances ant other credit balances in proprietary accounts of introducing brokers	$29,572
Debit Balances	
Failed to deliver of PAIB securities not older than 30 calendar days	1,882
Reserve Computation	
Excess of total PAIB credits over PAIB debits	27,690
Excess debits in customer reserve formula computation	--
PAIB reserve requirement	27,690
Amount held on deposit in reserve bank accounts	39,954

There are no material differences between the computation of determination of PAIB reserve requirements presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5filing as of December 31, 2011 and filed on January 27, 2012.

QUANTEX CLEARING LLC

Schedule III – Information for Possession and Control Requirements Under rule 15c3-3

December 31, 2011

Customers fully paid and excess margin securities not in the respondents possession or control as of the report date for which instructions to reduce possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frame specified under Rule 15c3-3	$ --
Number of items	None
Customers fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date excluding items arising from temporary lags which result from normal business operations as permitted under Rule 15c3-3	$ --
Number of items	None

SELIGSON
& GIANNATTASIO, LLP
Certified Public Accountants and Consultants
Member of the Center for Audit Quality, AICPA Division for CPA Firms
Registered with the Public Company Accounting Oversight Board

723 N. Broadway
White Plains, NY 10603
Tel: 914.428.5560
Fax: 914.428.6576

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

TO THE MEMBERS
QUANTEX CLEARING LLC

In planning and performing our audit of the financial statements and supplementary information of Quantex Clearing LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

[1] Making the periodic computations of aggregate indebtedness(or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

[2] Making quarterly securities examinations, count, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

[3] Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

[4] Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against the loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedure that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seligson & Giannattasio, LLP
White Plains, New York
February 27, 2012

SELIGSON
& GIANNATTASIO, LLP
Certified Public Accountants and Consultants
Member of the Center for Audit Quality, AICPA Division for CPA Firms
Registered with the Public Company Accounting Oversight Board

723 N. Broadway
White Plains, NY 10603
Tel: 914.428.5560
Fax: 914.428.6576

February 29, 2012

SEC Headquarters
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: Quantex Clearing LLC

Dear Sirs:

Included in the enclosed are Schedules II for the computation of determination of reserve requirements under rule 15c3-3 and computation for determination of PAIB Reserve requirements. Also included is Schedule III information for possession and control requirements under rule 15c3-3. These schedules were inadvertently omitted from the original package sent to the Commission yesterday.

Yours Truly
Seligson & Giannattasio, LLP

Terence Harper